SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 10 March 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Disposal dated 10 March 2005

INTERCONTINENTAL HOTELS GROUP
SALE OF 73 HOTELS IN UK FOR £1 BILLION; FURTHER RETURN OF FUNDS

InterContinental Hotels Group PLC ("IHG") today announces subject to, inter alia, EU merger clearance:

  the sale of 73 hotels with management contracts (with estimated fees of £12m per annum in the first full year) enabling IHG to maintain its strong UK market position and Holiday Inn brand distribution. The buyer is LRG Acquisition Limited, a consortium comprising Lehman Brothers Real Estate Partners, GIC Real Estate and Realstar Asset Management ("LRG").
  a sale price of £1bn before transaction costs; £960m in cash and £40m deferred contingent cash consideration compared with a net asset value for the hotels of £1,022m; and
  subject to completion of the sale, a proposed further £1bn return of funds to shareholders in conjunction with a capital restructuring.

IHG has agreed to sell 73 hotels in the UK to LRG at a sale price of £1bn in cash. Receipt of £40m of the total proceeds has been deferred, contingent upon certain pre-agreed performance targets being reached. The proceeds from this and other recent hotel disposals will be used to return funds to shareholders, to fund investment in the business and to pay down debt. The sale is expected to complete in the second quarter of 2005.

The 73 hotels to be sold (12,841 rooms) were placed on the market in September 2004 as part of IHG's continuing asset disposal programme and have a net asset value of £1,022m. They consist of 4 Crowne Plaza hotels, 68 Holiday Inn hotels and 1 Express by Holiday Inn hotel. The hotels include a core portfolio of 63 hotels and a secondary portfolio of 10 hotels. In addition to the consideration, LRG has agreed to invest an incremental £21m of improvement capital in the core portfolio.

The core portfolio of 63 hotels will continue to be managed and branded by IHG under 20 year management contracts with LRG. IHG has two consecutive options to extend the contracts on the core properties for 5 years each, giving a total potential contract length of 30 years. For the secondary portfolio of 10 hotels, which represent only 5% of the EBITDA of the whole portfolio, if LRG wishes to maintain an IHG brand on the properties after 2007, they must invest in the properties to comply with brand standards.

IHG is now proposing a further £1bn return of funds to shareholders. This will require a capital restructuring to enable the release of funds. Details of the capital restructuring and proposed method of returning funds will be contained in a Circular to be sent to shareholders in due course. Subject to necessary approvals, including from shareholders, completion of sale transactions and there being no material adverse change in market conditions, it is intended to complete the restructuring by the end of June 2005 and to return funds to shareholders as soon as practicable thereafter.

Since Separation in April 2003, including today's announcement, IHG has sold or agreed to sell 121 hotels with proceeds of £1.75 bn, close to net book value, and announced the return of £2bn of funds, of which £767m has been returned.

Richard Solomons, finance director of IHG, commenting on the transaction and return of funds said:

"This is a significant step forward in the execution of our strategy and we have achieved attractive management contracts. These long term contracts give us excellent continued representation for Holiday Inn in the UK, one of our most important markets globally, and illustrate our strength as one of the leading hotel management companies in the world. Our strategy of focusing on branding, franchising and managing hotels continues to generate significant value for shareholders. We can now operate with a significantly lower capital base. I am very pleased to be able to announce the return of a further £1bn to shareholders, taking to £2bn the total we have committed to return, and enhancing our return on capital employed as a result."

Mark H. Newman, Managing Director, Lehman Brothers Real Estate Partners LP added:

"We are very pleased to acquire this portfolio from InterContinental Hotels Group plc and look forward to working together with them and our joint venture partners GIC Real Estate and Realstar Group."

Dr Seek Ngee Huat, President of GIC RE said,:

"We are delighted to be extending our global hotel portfolio in this venture with our partners Lehman Brothers Real Estate Partners and Realstar as well as the strong IHG brands."

Jonas Prince, Chairman of Realstar Group said:

"This acquisition represents a significant opportunity for us as these properties offer tremendous value in terms of real estate and brand equity. We are excited to be working in tandem with our joint venture partners and IHG to ensure the continued integrity and viability of these properties."

Transaction details

  The buyer is LRG Acquisition Limited (a consortium comprising Lehman Brothers Real Estate Partners, GIC Real Estate and Realstar Group)

  Net asset value of hotels sold of £1.02bn comprising net book value of £1.08bn offset by deferred tax liabilities in the companies sold of £57m. All numbers are stated under UK GAAP for simplicity and consistency.

  The P&L tax charge and cash tax payable on this transaction is not expected to exceed £5m

  Expected management fees are initially in the region of £12m in the first full year, with additional incentive fees potentially payable thereafter.

  UK sale transaction conditional upon, inter alia, EU merger clearance; return of £1bn of funds conditional upon, inter alia, shareholder approval, completion of disposal transactions and no material adverse change in market conditions.

  Receipt of the deferred proceeds is contingent on meeting performance targets in 2005, 2006 and 2007. Proceeds are also subject to a working capital adjustment on completion.

  Since Separation in April 2003, including today's announcement, IHG will have sold 121 hotels with proceeds of £1.75bn, almost half the hotel assets owned at Separation in April 2003. 16 properties remain on the market with a net book value of £360m.

  Sales announced today: 73 hotels, 12,841 rooms, proceeds of £1.0bn:

                                                                                                                                                   2004           2003
                                                                                                                                                         £                 £
Revenue                                                                                                                                        342             322
EBITDA                                                                                                                                       107               95
EBIT                                                                                                                                              69               60

Note: Profits before allocation of interest and tax

Hotel	Location	Rooms
IC Austin	US	189
IC Central Park South	US	208
IC Chicago	US	807
IC Houston	US	485
IC Miami	US	641
IC San Juan	Puerto Rico	402
IC Toronto	Canada	210
IC Mayfair	UK	289
CP Amsterdam	Netherlands	174
CP Hilton Head	US	340
CP Los Angeles Airport	US	613
CP Redondo Beach	US	346
CP White Plains	US	401
CP Midland Manchester	UK	303
CP Vanuatu	Vanuatu	140
HI Anaheim	US	264
HI Atlanta Airport	US	190
HI Memphis	US	243
HI South Bend	US	229
HI Gatwick Crawley	UK	217
HI Middlesbrough/Teeside	UK	134
HI Preston	UK	129
HI Plymouth	UK	112
HI Sheffield West	UK	138
HI Swansea	UK	106

For further information, please contact:

Investor Relations (Gavin Flynn/Paul Edgecliffe-Johnson)     +44 (0) 1753 410 176
                                                                                           +44 (0) 7808 098 972

Media Enquiries (Leslie McGibbon)                                     +44 (0) 1753 410 425
                                                                                           +44 (0) 7808 094 471

                                                                                    Location                                     Rooms

HI Adelaide	Australia	193
HI Darwin	Australia	183
HI Newcastle	Australia	72
SBS Alpharetta	US	118
SBS Anaheim	US	143
SBS Atlanta Perimeter	US	143
SBS Auburn Hills	US	118
SBS Austin	US	121
SBS Boston	US	133
SBS Burlington	US	141
SBS Carmel Mountain	US	116
SBS Charlotte	US	117
SBS Columbia	US	118
SBS Denver	US	115
SBS Eatontown	US	131
SBS Fort Lauderdale	US	141
SBS Houston Galleria	US	93
SBS Myrtle Beach	US	119
SBS Portland	US	117
SBS San Antonio	US	118
SBS Sorrento	US	131
SBS Toronto Markham	Canada	120
Posthouse Epping	UK	79
UK Portfolio	UK	12841
Total	121	23,031

Notes to Editors

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG (ADRs)) is the world's most global hotel company and the largest by number of rooms. InterContinental Hotels Group franchises, manages, leases or owns, through various subsidiaries, more than 3,500 hotels and 534,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental(R) Hotels & Resorts, Crowne Plaza(R) Hotels & Resorts, Holiday Inn(R) Hotels and Resorts, Holiday Inn Express(R), Staybridge Suites(R), Candlewood Suites(R) and Hotel IndigoTM, and also manages the world's largest hotel loyalty program, Priority Club(R) Rewards, with more than 23 million members worldwide. In addition to this, InterContinental Hotels Group has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media

Lehman Brothers (ticker symbol: LEH), an innovator in global finance, serves the financial needs of corporations, governments and municipalities, institutional clients, and high net worth individuals worldwide. Founded in 1850, Lehman Brothers maintains leadership positions in equity and fixed income sales, trading and research, investment banking, private investment management, asset management and private equity. The Firm is headquartered in New York, with regional headquarters in London and Tokyo and operates in a network of offices around the world. For further information about Lehman Brothers' services, products and recruitment opportunities, visit our Web site at www.lehman.com.

Lehman Brothers Real Estate Private Equity currently includes Lehman Brothers Real Estate Partners (LBREP), a full-service real estate merchant banking fund. This global real estate fund makes direct private equity investments in properties, real estate companies and service businesses ancillary to the real estate industry primarily in North America and Western and Central Europe, as well as in other international markets. LBREP is an extension of Lehman Brothers' real estate franchise, which has a long and successful track record of advising, underwriting and investing in over $100 billion of real estate transactions over the past three years.

By the end of the first fund's Commitment Period in November 2004, LBREP had committed more than $1.8 billion in equity across 66 transactions in 26 states in the U.S., seven European countries, Puerto Rico and Canada, including, for example, the diversified Tornet Portfolio in Sweden and the WTF (Swisscom) Portfolio in Switzerland.

GIC RE

Headquartered in Singapore, GIC RE Is the real estate investment arm of the Government of Singapore Investment Corporation (GIC) that manages the foreign reserves of Singapore. The company manages a multi - billion dollar portfolio of direct and indirect property investments worldwide. For more information please visit our website at www.gicre.com

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ' target', 'expect', 'intend', 'believe' or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Factors that could affect the business and the financial results are described in "Risk Factors" in the InterContinental Hotels Group PLC Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	10 March 2005